OZ SAFEROOMS TECHNOLOGIES, INC.

3216 S.E. 30th Street

Del City, Oklahoma 73115

August 8, 2016

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549

Attention: Pamela A. Long, Assistant Director

Re:      Oz Saferooms Technologies, Inc.

Request for Withdrawal on Form RW for Registration

Statement on Form S-1 (File No. 333-199006)

Ladies and Gentlemen:

On September 29, 2014, Oz Saferooms Technologies, Inc., an Oklahoma corporation (the “Company”), filed Registration Statement No. 333-199006 on Form S-1 (together with the exhibits thereto, the “Registration Statement”) with the Securities and Exchange Commission (the “Commission”).

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Act”), the Company hereby applies for the withdrawal of the Registration Statement and requests that the Commission consent thereto. No securities have been issued or sold under the Registration Statement. The Registration Statement has not been declared effective by the Commission.

The Company has determined at this time not to proceed with the offering due to market conditions, and requests that the Commission consent to this application on the grounds that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477. The Company may undertake a subsequent private offering in reliance on Rule 155(c) of the Act.

In accordance with Rule 457(p) of the Securities Act, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company's account for future use.

If you have any questions regarding this letter, please contact the Company’s legal counsel, Robert Brantl, Esq. at (914) 693-3026.

Sincerely, Oz Saferooms Technologies, Inc. By: Andrew J Zagorski Andrew J. Zagorski Chief Executive Officer

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